FARM TO BOTTLE BEVERAGES LLC

Manufacturer of Cheech & Chong Beverages

428 S Main St Ste B622

Davidson NC 28036

04/30/2020

I, John Miszuk, certify that:

(1) the unaudited financial statements of Farm to Bottle Beverages LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of Farm to Bottle Beverages LLC included in this Form reflects accurately the information reported on the tax return for **N/A** filed for the fiscal year ended **[N/A].**

John Miszuk



CEO/Founding Member – Farm to Bottle Beverages LLC

704-792-7207

john@drinkcheechandchong.com

Farm to Bottle Beverages LLC

UNAUDITED BALANCE SHEET

As of Inception

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking	0.00
Total Bank Accounts	**$0.00**
Other Current Assets	
Intangible Asset - Cheech & Chong License Agreement	150,000.00
Total Other Current Assets	**$150,000.00**
Total Current Assets	**$150,000.00**
TOTAL ASSETS	**$150,000.00**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	7,500.00
Total Accounts Payable	**$7,500.00**
Total Current Liabilities	**$7,500.00**
Total Liabilities	**$7,500.00**
Equity	
Opening Balance Equity	150,000.00
Retained Earnings	
Net Income	-7,500.00
Total Equity	**$142,500.00**
TOTAL LIABILITIES AND EQUITY	**$150,000.00**

Unaudited as of Inception